

December 10, 2010

Susan A. Kovach, Esq.
Vice President, General Counsel and Secretary
Libbey Glass Inc.
300 Madison Avenue
Toledo, Ohio 43604

> **Re: Libbey Glass Inc.**
> **Registration Statement on Form S-4**
> **Filed November 22, 2010**
> **File No. 333-170763**

Dear Ms. Kovach:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are registering the 10% Senior Secured Notes due 2015 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

<u>Exhibit 5.1</u>

2. We note your statement in the carryover paragraph on page two in which you state that your opinion covers the General Corporation Law of the State of Delaware and the Delaware Limited Liability Company Act. Please supplementally confirm for us that your opinion covers the statutory provisions and all reported judicial decisions interpreting both the Delaware General Corporation Law and the Delaware Limited Liability Company Act. Please remove the statement "in the case of Delaware, any other laws."

3. We note the limitations presented in the second full paragraph on page two.   Please tell us supplementally whether counsel believes the specific provisions in clause (iv) as to which counsel expresses no opinion are already covered by the limitations provided in clauses (i) and (ii). Note that we do not object to those limitations. If the enforceability of those provisions is already covered by these limitations, please tell us why counsel has specifically carved out those provisions, or revise the opinion to remove the carve-outs. If the enforceability of the provisions is not covered by these standard limitations, please explain why the carve-out is necessary and note that we may have additional comments.

4. Please remove the assumptions in clause (c) in the last paragraph on page two. The assumptions are inappropriate because they directly underlie counsel's opinion regarding the exchange notes and guarantees constituting valid and binding obligations of the company and guarantors.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Chambre Malone, Staff Attorney at (202) 551-3262 or Craig Slivka, Special Counsel at (202) 551-3729 if you have any questions.

Sincerely,

Pamela Long
Assistant Director

cc: Christopher D. Lueking, Esq. (*via facsimile* (312) 993-9767)
        Latham & Watkins LLP
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